Ira L. Kotel Partner ira.kotel@dentons.com D +1 212 398 5787	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

Ira L. Kotel

Partner

August 30, 2019

Tim Buchmiller, Esq.

Russel Mancuso, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549-3010

Re:	electroCore, Inc.

Registration Statement on Form S-3

Filed July 15, 2019

File No. 333-232655

Dear Messrs. Buchmiller and Mancuso:

By your letter dated August 27, 2019 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) filed on August 16, 2019 by our client, electroCore, Inc. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have reproduced below in italics the Staff’s comments and have provided the response immediately below each comment.

Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment are in response to the Staff’s comments as set forth in the SEC Letter.

Description of Debt Securities, page 7

1.

Please disclose in your prospectus the waiver of the right to trial by jury, and address related risks and any uncertainty about enforceability. If the provision extends to federal securities law claims, state that investors cannot waiver compliance with the federal securities laws and rules and regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your prospectus disclosure and the provision in the applicable exhibits should state clearly that it does not apply to claims under the federal securities laws.

Larraín Rencoret ▶ Hamilton Harrison & Mathews ▶ Mardemootoo Balgobin ▶ HPRP ▶ Zain & Co. ▶ Delany Law ▶ Dinner Martin ▶ Maclay Murray & Spens ▶ Gallo Barrios Pickmann ▶ Muñoz ▶ Cardenas & Cardenas ▶ Lopez Velarde ▶ Rodyk ▶ Boekel ▶ OPF Partners

United States Securities and Exchange Commission August 30, 2019 Page 2	dentons.com

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page 13 of the prospectus contained in the Amendment in response to the Staff’s comment.

Item 16. Exhibits, page II-2

2.	We note your reference to the previously filed exhibit 23.1. Please file an updated consent.

Response:

An updated consent is filed as Exhibit 23.1 to the Amendment.

Item 17. Undertakings, page 11-3

3.	Provide the undertakings required by Regulation S-K Item 512(a)(5)(i) and 512(h).

Response:

The Company has updated the undertakings in the Amendment in accordance with the Staff’s comment.

*  *  *

We hope that the foregoing, and the revisions set forth in the Amendment, are responsive to the Staff’s comments. If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 398-5787 or Nathan Hyman at (973) 912-7183, or by e-mail at ira.kotel@dentons.com or nathan.hyman@dentons.com, respectively.

Very truly yours,

/s/ Ira. L. Kotel
Ira L. Kotel
Partner

cc:	Francis R. Amato, electroCore, Inc.